UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20552


                                  SCHEDULE 13D


                        Under the Securities Act of 1934
                         (Amendment No. ______________)*


                            CLASSIC BANCSHARES, INC.
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 per share
                         (Title of Class of Securities)

                                    18272M104
                                 (CUSIP Number)

                                David B. Barbour
                          c/o Classic Bancshares, Inc.
                 344 Seventeenth Street, Ashland, Kentucky 41101
                                (606) 325 - 4789

           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  April 4, 2000
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  18272M104                   13D                    Page 2 of 10 Pages



1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (VOLUNTARY)

          DAVID B. BARBOUR
          ----------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)      [ ]
                                                                   (b)      [ ]

          ----------------------------------------------------------------------

3         SEC USE ONLY


          ----------------------------------------------------------------------

4         SOURCE OF FUNDS

          PF, 00
          ----------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]


          ----------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
          ----------------------------------------------------------------------

                            7     SOLE VOTING POWER
NUMBER OF
SHARES                            79,644
BENEFICIALLY                      ----------------------------------------------
OWNED BY
EACH                        8     SHARED VOTING POWER
REPORTING
PERSON WITH                       10,372
                                  ----------------------------------------------

                            9     SOLE DISPOSITIVE POWER

                                  79,644
                                  ----------------------------------------------

                            10    SHARED DISPOSITIVE POWER

                                  10,372
                                  ----------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          90,016
          ----------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          See Items 3 and 5 below.                                      [ ]

          ----------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.75%
          ----------------------------------------------------------------------

14        TYPE OF REPORTING PERSON

          IN
          ----------------------------------------------------------------------

Item 1.  Security and Issuer

         The class of equity securities to which this statement relates is the Common Stock, $0.01 par value (the "Common Stock"), of Classic Bancshares, Inc., located at 344 Seventeenth Street, Ashland, Kentucky, 41101.

Item 2.  Identity and Background

         The name and business address of the person filing this statement is David B. Barbour, Classic Bancshares, Inc., 344 Seventeenth Street, Ashland, Kentucky, 41101. Mr. Barbour is the President, Chief Executive Officer and director of Classic Bancshares, Inc. and its subsidiary Classic Bank at the address stated above. During the last five years, Mr. Barbour has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws. Mr. Barbour is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

         Mr. Barbour has acquired beneficial ownership of 90,016 shares of Common Stock as follows:

         Between December 1995 and the date hereof, Mr. Barbour has acquired 7,530 shares of Common Stock with personal funds for an aggregate purchase price of approximately $83,176.

         Furthermore, Mr. Barbour acquired beneficial ownership of 5,590 shares in his IRA account.

         Mr. Barbour also acquired beneficial ownership of 3,937 shares of Common Stock through his 401(k) Plan using a combination of personal funds and funds contributed by Classic Bank, the subsidiary of Classic Bancshares, Inc.

         Mr Barbour has been awarded 13,225 shares of restricted stock through Classic Bancshares, Inc.'s 1996 Recognition and Retention Plan which are now vested. Also, Mr. Barbour has been awarded options to purchase 49,362 shares at exercise prices equal to or greater than the fair market value of the Common Stock on the date of grant pursuant to Classic Bancshares, Inc.'s 1996, 1998 and 2001 Stock Option Plans. All of the options are exercisable within 60 days of the filing of this Schedule 13D. The awards of restricted Common Stock and stock options were granted to Mr. Barbour at no cost to him.

         Through the date hereof, Mr. Barbour has acquired beneficial ownership of 10,372 shares of Common Stock through allocations under Classic Bancshares, Inc.'s Employee Stock Ownership Plan (the "ESOP") for which First Bankers Trust Company, N.A., Quincy, Illinois acts as Trustee. These shares were purchased with funds contributed by Classic Bank, the subsidiary of Classic Bancshares, Inc.

Item 4.  Purpose of Transaction

         All of the shares purchased and/or acquired by Mr. Barbour are for investment purposes. Mr. Barbour may, from time to time, depending upon market conditions and other investment considerations, purchase additional shares of Classic Bancshares, Inc. for investment or dispose of shares of Classic Bancshares, Inc. As President, Chief Executive Officer and director, Mr. Barbour regularly explores potential actions and transactions which may be advantageous to Classic Bancshares, Inc., including, but not limited to, possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, capitalization, securities or regulatory or reporting obligations of Classic Bancshares, Inc.

         Except as noted above, Mr. Barbour has no plans or proposals which relate to or would result in:

         (a) the acquisition by any person of additional securities of Classic Bancshares, Inc., or the disposition of securities by Classic Bancshares, Inc.;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Classic Bancshares, Inc. or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of Classic Bancshares, Inc. or any of its subsidiaries;

         (d) any change in the present Board of Directors or management of Classic Bancshares, Inc., including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

         (e) any material change in the present capitalization or dividend policy of Classic Bancshares, Inc.;

         (f) any other material change in Classic Bancshares, Inc.'s business or corporate structure;

         (g) changes in Classic Bancshares, Inc.'s certificate of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Classic Bancshares, Inc. by any person;

         (h) causing a class of securities of Classic Bancshares, Inc. to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-quotation system of a registered national securities association;

         (i) a class of equity securities of Classic Bancshares, Inc. becoming eligible for termination of registration pursuant to
                  Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)      any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

         (a) Mr. Barbour beneficially owns an aggregate of 90,016 shares of Common Stock (including the right to acquire 49,362 shares), constituting 6.75% of the shares of such Common Stock outstanding on the date hereof.

         (b) With respect to the 90,016 shares of Common Stock beneficially owned by Mr. Barbour, such amount includes: (1) 79,644 shares over which Mr. Barbour has sole voting power and sole dispositive power.

                  (2) 10,372 shares over which Mr. Barbour has shared voting and dispositive power (under the terms of the
                           ESOP), with First Bankers Trust Company, N.A., the trustee of the ESOP, a national bank, with its principal business address at Broadway at 12th Street, Quincy, Illinois 62031.

                  (3) Options to purchase 49,632 shares of Common Stock which upon exercise Mr. Barbour will have sole voting and sole dispositive power.

         (c)      No transactions have been effected in the past sixty days.

         (d) No person other than Mr. Barbour is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by Mr. Barbour except for the 10,372 shares Mr. Barbour holds in his ESOP account.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer


         In addition to the matters disclosed in response to Items 4 and 5, which are incorporated herein by reference, Mr. Barbour has pledged his shares of Common Stock to Lawrence Federal Savings in connection with a loan agreement, dated as of February 26, 2003. Mr. Barbour has sole and shared power to vote and dispose of the Common Stock subject to the pledge, unless and until there is a default on the underlying loan, in which case, as is customary, Lawrence Federal Savings may be entitled to vote and dispose of the Common Stock subject to the pledge. Furthermore, Mr. Barbour has entered into an agreement with his former spouse to provide her with a portion of the profits, if any, on certain of his stock options, when exercised. Except with respect to the shares pledged to Lawrence Federal Savings, the shares held in the ESOP, stock options, and the agreement with his former spouse with respect to certain of his stock options, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Barbour and any other person with respect to any securities of the issuer, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. Except with respect to shares pledged to Lawrence Federal Savings, the shares held in the ESOP, stock options, and the agreement with his former spouse with respect to certain of his stock options, none of the Common Stock beneficially owned by Mr. Barbour is pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.

Item 7.  Material to be Filed as Exhibits

         Exhibit 1: Loan Agreement with Lawrence Federal Savings dated Febraury 26, 2003.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:    August 7, 2003                    /s/ David B. Barbour
      ---------------------------          -------------------------------------
                                           David B. Barbour